December 8, 2008
VIA EDGAR
Thomas Kluck
Erin Martin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Re:	Request for Acceleration of Effectiveness Cogdell Spencer Inc. Registration Statement on Form S-3 File No. 333-139706 (the “Registration Statement”)
Dear Mr. Kluck/Ms. Martin:
     Per your conversation with Clifford Chance US LLP, on behalf of Cogdell Spencer Inc. (the “Company”), I respectfully request that the Company's initial request for the acceleration of effectiveness of the above-captioned Registration Statement filed under the Securities Act of 1933, as amended (the“Securities Act”) on November 20, 2008 be withdrawn immediately because an additional amendment was required to be filed with the Securities and Exchange Commission (the “Commission”).
     Furthermore in accordance with Rule 461 of the General Rules and Regulations under the Securities Act, on behalf of the Company, I respectfully request that the effectiveness for the Registration Statement filed under the Securities Act be accelerated to 5:00 p.m., Eastern Standard Time, on December 11, 2008, or as soon thereafter as practicable.
     I acknowledge the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	The Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,
/s/ Frank C. Spencer
Frank C. Spencer